

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

November 27, 2006

Terry S. Lisenby
Chief Financial Officer
Nucor Corporation
2100 Rexford Road
Charlotte, North Carolina 28211

      **RE: Form 10-K for Fiscal Year Ended December 31, 2005
              Form 10-Q for Fiscal Quarter Ended April 1, 2006
              File No. 1-4119**

Dear Mr. Lisenby:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief